16004186

ORIGINAL

SECURIT ..ND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 28 2016
Washington DC
412

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

US2008 11535645 1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Audit Committee & Pension and Investment Committee
New York Community Bancorp, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

New York, New York
June 27, 2016

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments, at Fair Value (note 3):		
Common stock fund of employer	$ 69,011,340	$ 68,324,224
Mutual funds	83,103,914	80,576,497
Collective trust funds	24,432,762	24,929,595
Total investments	176,548,016	173,830,316
Receivables:		
Notes receivable from participants	5,337,996	4,678,440
Contributions receivable	--	259,926
Total receivables	5,337,996	4,938,366
Non-interest bearing cash	83,429	--
Cash equivalent	12,838	20,896
Total assets	$181,982,279	$178,789,578
Liabilities:		
Due to broker	87,779	19,550
Net assets reflecting investments at fair value	181,894,500	178,770,028
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(123,346)	(348,017)
Net assets available for plan benefits	$181,771,154	$178,422,011

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net (depreciation) appreciation in fair value of investments (note 3)	$(445,114)	$2,122,669
Interest and dividends on investments	6,333,182	5,934,212
Total investment income	5,888,068	8,056,881
Interest on notes receivable from participants	165,325	147,544
Contributions:		
Participant contributions	8,732,331	7,989,203
Rollover contributions	2,375,098	1,664,030
Total contributions	11,107,429	9,653,233
Total additions	17,160,822	17,857,658
Deductions from net assets attributed to:		
Benefits paid to participants	11,854,703	15,778,930
Dividend paid to participants	1,464,366	1,454,225
Administrative expenses	393,108	432,044
Corrective distributions	99,502	17,652
Total deductions	13,811,679	17,682,851
Net increase	3,349,143	174,807
Net assets available for plan benefits at:		
Beginning of year	178,422,011	178,247,204
End of year	$181,771,154	$178,422,011

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) *General*

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor or Employer). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Synergy Financial Group, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank, the former Queens County Savings Bank, the former AmTrust Bank, the former Desert Hills Bank, and the former NYCB Specialty Finance Company. The Plan is administered by Pentegra Retirement Services. The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by Pentegra Trust Company (the Trustee).

(b) *Eligibility*

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined in the Plan Document.

(c) *Contributions*

Participants may authorize the Bank to reduce their pretax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (IRC). Participants may also elect to have post-tax dollars deducted for the Roth 401(k) subject to limitations of the IRC. The Bank may make matching and special contributions on a discretionary basis. No matching or special discretionary employer contributions were made in 2015 and 2014. Employees may make qualified rollover contributions to the Plan.

(d) ***Investment Options***

Participants are allowed to invest in one or more of the investment options. The trust consists of three groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, the equity funds, which permit a higher percentage of funds to be invested in common stocks, and the target retirement funds, which are broadly diversified funds that invest in U.S. and International stocks and bonds. The target retirement funds gradually shift from more aggressive investments to conservative investments based on its target date. As of December 31, 2015 and 2014, the Plan's investments consisted of mutual funds, a collective trust fund, and common stock of New York Community Bancorp, Inc.

(e) ***Participant Accounts***

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings and losses. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. Participants' accounts are charged an administrative fee of 0.35% (35 basis points) by Pentegra Trust Company on assets held in all funds other than the investment funds of the NYCB Stock Fund. The administrative fee is included in administrative expenses on the Statements of Changes in Net Assets Available for Plan Benefits.

(f) ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Employer matching contributions and special discretionary employer contributions become vested and nonforfeitable as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years and thereafter	100%

If a participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and special discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2015 and 2014, there were no unused forfeitures that were available to defray Plan expenses in the future. For the years ended December 31, 2015 and 2014 there were forfeitures of $0 and $9,361, respectively. For the plan years 2015 and 2014, $0 and $60,817 was used to defray Plan expenses, respectively.

(g) ***Notes Receivable from Participants***

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within a five year period, except if the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan. The interest rates on participant loans ranged from 2.25% to 9.25% with maturities up to 30 years at both December 31, 2015 and 2014.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Loan default distributions will be treated as taxable income to the participant in the year of default.

(h) ***Payment of Benefits***

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2015 and 2014, dividends of $1,464,370 and $1,454,225, respectively, were paid through to Plan participants.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Common stock and mutual funds are valued using quoted market prices from national exchanges. Investments in common collective trust funds are shown at the Plan's proportionate share of the fair value of such funds as determined by the fund manager.

Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Investment income is recorded on the accrual basis.

(d) ***Notes Receivable from Participants***

Notes receivable from participants are equal to the outstanding principal balances plus accrued interest, which approximates fair value.

(e) ***Payment of Benefits***

Benefits to participants or their beneficiaries are recorded when paid.

(f) ***Administrative Expenses***

Unless elected by the Plan Sponsor, administrative fees charged to the Plan relate to mutual funds (see note 1(e)). All other administrative expenses of the Plan are paid by the Employer. Expenses directly related to the managing of the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(g) ***Recent Accounting Pronouncements***

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.* ASU 2015-12 simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient for plans with a fiscal year-end that does not coincide with a month-end. The guidance in ASU 2015-12 does not apply to the financial reporting for the Plan Sponsor; it applies only to the Plan's financial statements. The amendments under ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, and early application is permitted. The Bank is currently evaluating the impact of adopting this new accounting standard update on the Plan's financial statement disclosures.

In May 2015, the FASB issued ASU No. 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Bank is currently evaluating the impact of adopting this new accounting standard update on the Plan's financial statement disclosures.

(3) Investments

The following is a listing of the Plan's investments at fair value as of December 31, 2015 and 2014:

	2015	2014
Common stock fund of employer:		
New York Community Bancorp, Inc.	$69,011,340*	$68,324,224*
Mutual funds:		
Fidelity Spartan 500 Index Fund-Investor	16,303,857*	15,561,711*
Vanguard Mid Cap Index Fund	12,632,926*	12,202,419*
Vanguard Small Cap Index Fund	8,410,738	8,427,605
Vanguard Total Bond Market Index Fund	9,583,276*	9,051,087*
Vanguard Value Index Fund	8,979,426	8,828,446
Vanguard Growth Index Fund	9,070,881	9,280,142*
Vanguard Developed Markets Index Fund	4,873,252	4,656,795
Vanguard Target Retirement 2010 Fund Investor	2,703,943	2,972,537
Vanguard Target Retirement 2015 Fund Investor	2,710,533	2,907,408
Vanguard Target Retirement 2025 Fund Investor	2,697,228	2,781,638
Vanguard Target Retirement 2055 Fund Investor	1,010,411	1,004,328
Vanguard Target Retirement 2020 Fund Investor	1,627,778	1,329,492
Vanguard Target Retirement Income	777,123	557,243
Vanguard Target Retirement 2035 Fund Investor	478,048	371,338
Vanguard Target Retirement 2030 Fund Investor	455,498	271,599
Vanguard Target Retirement 2040 Fund Investor	213,177	133,253
Vanguard Target Retirement 2045 Fund Investor	344,463	148,863
Vanguard Target Retirement 2050 Fund Investor	231,356	90,593
	83,103,914	80,576,497
Collective trust funds:		
Wells Fargo Stable Value Fund Class C	24,432,762*	24,929,595*
Total Investments	$176,548,016	$173,830,316

*Represents 5% or more of the fair value of net assets available for plan benefits at the respective dates.

The contract value for the Wells Fargo Stable Value Fund C was $24,309,416 and $24,581,578 as of December 31, 2015 and 2014, respectively. Amounts in the table represent fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan's investment in the Wells Fargo Common Trust Fund C (the Trust) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2015 and 2014. Although the Trust is reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The Wells Fargo Stable Value Fund C's one-year total return was 1.83% and 1.40% for 2015 and 2014, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 1.79% and 1.64% at December 31, 2015 and 2014, respectively. Both the one-year total return and the thirty-day effective yield for 2014 and 2013 are net of the annual trustee fee of 0.30%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

U.S. GAAP sets forth a definition of fair value, establishes a consistent framework for measuring fair value, and requires disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. U.S. GAAP also clarifies that fair value is an "exit" price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2015 and 2014:

		Fair value measurements at December 31, 2015 using		
Description	Assets measured at fair value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$69,011,340	$69,011,340	$ -	$ -
Mutual Funds:				
U.S. equity	60,271,081	60,271,081	-	-
Target retirement	13,249,557	13,249,557	-	-
International equity	9,583,276	9,583,276	-	-
Total mutual funds	83,103,914	83,103,914	-	-
Collective Trust Funds:				
Stable value	24,432,762	-	24,432,762	-
	$176,548,016	$152,115,254	$24,432,762	$ -

Description	Assets measured at fair value at December 31, 2014	Fair value measurements at December 31, 2014 using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$68,324,224	$68,324,224	$ -	$ -
Mutual Funds:				
U.S. equity	58,957,118	58,957,118	-	-
Target retirement	12,568,292	12,568,292	-	-
International equity	9,051,087	9,051,087	-	-
Total mutual funds	80,576,497	80,576,497	-	-
Collective Trust Funds:				
Stable value	24,929,595	-	24,929,595	-
	$173,830,316	$148,900,721	$24,929,595	$ -

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the fair value methodologies used at December 31, 2015 from December 31, 2014, and there were no transfers between any fair value levels for the year ended December 31, 2015.

During 2015 and 2014, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2015	2014
Common stock fund of employer	$1,367,415	$(3,679,965)
Mutual funds	(2,154,364)	5,482,619
Collective trust funds	341,835	320,015
Net (depreciation) appreciation in fair value of investments	$(445,114)	$2,122,669

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2015 and 2014, approximately 38% of the Plan's net assets were invested in the common stock fund of the employer. The underlying value of the common stock is entirely dependent upon the performance of the employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants account balances and the amounts reported in the statement of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

Pentegra Retirement Services, Inc. is the record-keeper for the Plan. Reliance Trust Company is the custodian of the Plan for the years ended December 31, 2015 and 2014. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest transactions.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

KPMG LLP, the auditor of the Plan's financial statements, is also a party-in-interest as defined by ERISA.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated October 22, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants become 100% vested in all employer contributions.

(8) Subsequent Events

The Plan evaluated events subsequent to December 31, 2015 and through June 27, 2016, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(9) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for plan benefits per financial statements	$181,771,154	$178,422,011
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	123,346	348,017
Net assets available for plan benefits per Form 5500	$181,894,500	$178,770,028

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Total additions per financial statements	$17,160,822	$17,857,658
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - current year	123,346	348,017
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - prior year	(348,017)	(210,962)
Total additions per Form 5500	$16,936,151	$17,994,713

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue	Description of investment	Number of shares/units	Cost	Current value
Common stock of employer:				
*New York Community Bancorp, Inc.	Common stock	4,228,636	$52,488,204	$69,011,340
Money market fund:				
Federated funds	Federated Gov't Obligation	-	12,838	12,838
Mutual funds:				
Fidelity	Spartan 500 Index Fund Investor	227,073	11,029,712	16,303,857
Vanguard	Mid Cap Index Fund	384,564	10,076,397	12,632,926
Vanguard	Small Cap Index Fund	158,544	8,062,283	8,410,738
Vanguard	Total Bond Market Index Fund	900,684	9,774,258	9,583,276
Vanguard	Value Index Fund	282,194	8,144,620	8,979,426
Vanguard	Growth Index Fund	165,618	7,787,536	9,070,881
Vanguard	Developed Markets Index Fund Investor	411,940	5,128,339	4,873,252
Vanguard	Target Retirement 2010 Fund Investor	108,679	2,719,971	2,703,943
Vanguard	Target Retirement 2015 Fund Investor	190,480	2,700,315	2,710,533
Vanguard	Target Retirement 2025 Fund Investor	172,678	2,581,707	2,697,228
Vanguard	Target Retirement 2055 Fund Investor	32,774	924,886	1,010,411
Vanguard	Target Retirement 2020 Fund Investor	59,995	1,650,876	1,627,778
Vanguard	Target Retirement Income	62,419	786,484	777,123
Vanguard	Target Retirement 2035 Fund Investor	28,388	484,137	478,048
Vanguard	Target Retirement 2030 Fund Investor	16,432	468,137	455,498
Vanguard	Target Retirement 2040 Fund Investor	7,493	216,930	213,177
Vanguard	Target Retirement 2045 Fund Investor	19,374	355,124	344,463
Vanguard	Target Retirement 2050 Fund Investor	8,121	236,290	231,356
			73,128,002	83,103,914
Collective trust fund:				
Wells Fargo	Stable Value Fund Class C	476,095	23,518,464	24,432,762
Participant loans:				
* Participant loans	791 loans to participants with interest rates of 2.25% to 9.25% with maturities up to 30 years	-	5,337,996	5,337,996
			$154,485,504	$181,898,850

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2016

New York Community Bancorp, Inc.
Employee Savings Plan

By: /s/ Bernard A. Terlizzi
Bernard A. Terlizzi
Plan Administrator

US2008 11535645 1

Consent of Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

The Audit Committee & Pension and Investment Committee
New York Community Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 27, 2016, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the New York Community Bancorp, Inc. Employee Savings Plan.

KPMG LLP

New York, New York
June 27, 2016